

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 25, 2006

Mr. Robert Castaigne
Chief Financial Officer
Total S.A.
2, place de la Coupole
La Defense 6
92400 Courbevoie
France

> **Re: Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **File No. 1-10888**

Dear Mr. Castaigne :

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Principal Activities

Africa

Nigeria, page 17

1.   We note your disclosure that indicates your operations in certain on-shore
        facilities were "disturbed." Please expand your disclosures to indicate more
        clearly the nature of the disturbance, the length of time that operations were
        affected and if such matters have subsequently been resolved.

2.   We note your disclosure that indicates you have expanded your mining rights in
        Nigeria. Please describe the nature of these and any other mining activities you
        are engaged in. Please also disclose if material, any proven and probable reserves
        related to your mining operations. Refer to Securities Act Guide 7 which can be
        located at our website at:

            http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Financial Statements

Consolidated Balance Sheet, page F-3

3.   Please provide a separate presentation of Paid-in surplus and Retained Earnings
        here and on your Statement of Changes in Shareholder's Equity.

Consolidated Statement of Cash Flows, page F-4

4.   We note your disclosure in the investing section described as "Exploration costs
        directly charged to expenses." Please tell us why this is a reconciling item and
        also why it is presented as a component of Investing Activities.

Note 1 – Accounting Policies

C. Sales and Revenues From Sales, page F-7

5.   Please expand your accounting policy disclosure to more fully describe how
        voyages are calculated. We note your disclosure that indicates they are calculated
        on a "discharge-to-discharge basis." Please explain this basis in greater detail.

E. Income Taxes, page F-8

6.   Please expand your accounting policy disclosure to provide your policy for
        recognizing deferred taxes associated with decommissioning assets and liabilities
        arising from your capital projects. Please provide a similar policy discussion
        related to financing leases. To the extent you believe these amounts fall within
        the scope of the initial recognition exemption in IAS 12, please provide a clear
        indication in your policy.

G. Oil and Gas Exploration and Producing Properties, page F-9

7.   Please expand your disclosure to discuss your policy regarding impairment testing
        related to Exploration and Evaluation assets. To the extent you are aggregating
        assets for impairment testing purposes as permitted by IFRS 6, please disclose the
        aggregation criteria and methodology you are using.

M. Inventories, page F-13

8.   Please relocate your discussion of your determination of segment results from
        your disclosure of your inventory accounting policy for consolidated results to
        your segment disclosure, to avoid investor confusion.

Note 4. Summary of Differences Between Accounting Principles Followed by the
Company and United States Generally Accepted Accounting Principles

A. Business Combinations, page F-20

9.   Please expand your disclosure to explain why there is a difference in the amount
        of goodwill impairment under US GAAP and IFRS.

Note 13 – Equity Affiliates: Investments and Loans, page F-48

10.   It appears from your disclosure that certain entities presented are accounted for
        using the equity method while your ownership interests appear in certain cases in
        excess of 50% and others where your ownership interest is less than 20%. Please
        tell us why you believe the equity method is appropriate in these instances.

Supplemental Oil and Gas Information (Unaudited)

Standardized measure of discounted future net cash flows, page S-9

11.	Please remove your subtotal of "Future net cash flows, before income taxes" as this presentation is not contemplated by SFAS 69.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

				Sincerely,

Jill S. Davis
Branch Chief